UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 3

to

Schedule 13D

Under the Securities Exchange Act of 1934

Galiano Gold Inc.

(Name of Issuer)

COMMON SHARES

(Title of Class of Securities)

04341Y105

(CUSIP Number)

Kelly Carter

Executive Vice-President: Group Head of Legal & Compliance

Tel: 011-27-11-562-9700

150 Helen Road

Sandown, Sandton, 2196

South Africa

with copy to:

Michael Z. Bienenfeld

Linklaters LLP

Tel: 011-44-20-7456-2000

One Silk Street

London EC2Y 8HQ

United Kingdom

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

March 5, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page

The information required on this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04341Y105

1	NAMES OF REPORTING PERSONS: Gold Fields Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Republic of South Africa

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 50,471,657*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 50,471,657*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,471,657*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 19.9%
14	TYPE OF REPORTING PERSON: CO

*

Consists of 21,971,657 common shares held by Marsh Holdings Inc. and 28,500,000 common shares held by Gold Fields Orogen Holding (BVI) Limited, which may be deemed beneficially owned by Gold Fields Limited by virtue of Marsh Holdings Inc. and Gold Fields Orogen Holding (BVI) Limited being a wholly-owned subsidiaries of Gold Fields Limited.

CUSIP No. 04341Y105

1	NAMES OF REPORTING PERSONS: Gold Fields Orogen Holding (BVI) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 28,500,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 28,500,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,500,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 10.1%
14	TYPE OF REPORTING PERSON: CO

CUSIP No. 04341Y105

1	NAMES OF REPORTING PERSONS: Gold Fields Netherlands Services B.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 21,971,657*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 21,971,657*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,971,657*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.8%
14	TYPE OF REPORTING PERSON: CO

*

Consists of 21,971,657 common shares held by Marsh Holdings Inc., which may be deemed beneficially owned by Gold Fields Netherlands Services B.V. by virtue of Marsh Holdings Inc. being a wholly-owned subsidiary of Gold Fields Netherlands Services B.V.

CUSIP No. 04341Y105

1	NAMES OF REPORTING PERSONS: Marsh Holdings Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: British Columbia, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 21,971,657
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 21,971,657

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,971,657
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.8%
14	TYPE OF REPORTING PERSON: CO

Introductory Note

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the statement on Schedule 13D originally filed by the Reporting Persons on March 29, 2018 (the “Schedule 13D”) and relating to the common shares, without par value, of Galiano Gold Inc. (the “Issuer” or “Galiano”, formerly Asanko Gold Inc.), a corporation incorporated under the laws of British Columbia, Canada and is being filed pursuant to Section 13(d) of the Securities Exchange Act of 1934 (the “Exchange Act”). Each item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D. Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported in the Schedule 13D. When disclosure made in one Item in the Schedule 13D prior to this Amendment No. 3 was incorporated by reference into another Item, amendments made herein to any such first Item are incorporated into each such second Item of the Schedule 13D.

Item 4. Purpose of Transaction

Item 4 is hereby amended by adding the following:

Share Purchase Agreement

As previously disclosed, on December 20, 2023, the Reporting Persons entered into a share purchase agreement between GF Netherlands, Gold Fields Orogen, Galiano, Galiano International (Isle of Man) Ltd. and Galiano Gold (Isle of Man) Ltd (the “SPA”). As consideration for the acquisition of Gold Fields’ joint venture interest in the Asanko Gold Mine, Galiano and its subsidiaries agreed to pay to the GF Group an aggregate amount of U.S.$150 million (in several tranches, including as deferred cash consideration) and U.S.$20 million as share consideration in the Issuer. On March 5, 2024, Gold Fields announced that pursuant to the terms of the SPA, the SPA transactions closed and 28,500,000 Considerations Shares were issued to the Reporting Persons, resulting in the Reporting Persons holding 19.9% of the issued and outstanding shares of the Issuer.

Amended and Restated Investor Rights Agreement

Concurrently with the closing of the SPA transactions, Marsh Holdings Inc. and Galiano entered into the Amended and Restated Investor Rights Agreement.

Item 6. Contracts, Arrangements Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented to include the following:

The information set forth in Item 4 of the Schedule 13D is incorporated herein by reference.

Item 7. Materials to Be Filed as Exhibits.

Exhibit No.	Description

99.1	Joint Filing Agreement.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 7, 2024

GOLD FIELDS LIMITED

By:	/s/ Mike Fraser
Name:	Mike Fraser
Title:	Chief Executive Officer

GOLD FIELDS OROGEN (BVI) LIMITED

By:	/s/ Johan Pauley
Name:	Johan Pauley
Title:	Director

GOLD FIELDS NETHERLANDS SERVICES B.V.

By:	/s/ L.W. Lor
Name:	L.W. Lor
Title:	Managing Director

MARSH HOLDINGS INC.

By:	/s/ Steven Reid
Name:	Steven Reid
Title:	Director